As filed with the Securities and Exchange Commission on June 6, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF HE
SECURITIES AND EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2001.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number 0-16977

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Stolt-Nielsen Inc. Retirement Savings Plan, c/o Stolt-Nielsen Inc., 8 Sound Shore Drive, P.O. Box 2300, Greenwich, Connecticut 06836.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Stolt-Nielsen S.A., c/o Stolt-Nielsen Ltd., Aldwych House, 71-91 Aldwych, London WC2B 4HN, England.

ANDERSEN

Stolt-Nielsen Inc.
Retirement Savings Plan

Financial Statements and Schedules
As of December 31, 2001 and 2000
Together With Auditors' Report

Employer ID #13-1932470
Plan #002

Stolt-Nielsen Inc.
Retirement Savings Plan

Table Of Contents

ANDERSEN

Report of Independent Public Accountants

To the Trustees and Participants of the
Stolt-Nielsen Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Stolt-Nielsen Inc. Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Stolt-Nielsen Inc. Retirement Savings Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

New York, New York
May 29, 2002

Stolt-Nielsen Inc.
Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	December 31, 2001	December 31, 2000
ASSETS:		
Investments, at fair value (Notes 1 and 3)	$27,635,618	$27,456,395
Total investments	27,635,618	27,456,395
Receivables:		
Employer contributions (Note 1)	43,972	45,196
Participant contributions (Note 1)	59,436	71,518
Interest and dividends	10,948	16,441
Total receivables	114,356	133,155
Total assets	27,749,974	27,589,550
LIABILITIES:		
Accounts payable	-	8,093
Total liabilities	-	8,093
Net assets available for benefits	$ 27,749,974	$ 27,581,457

The accompanying notes are an integral part of these statements.

Stolt-Nielsen Inc.
Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001

ADDITIONS:	
Additions to net assets attributed to:	
Interest and dividends (Note 2)	$ 571,290
Contributions:	
Employer	1,326,642
Participant	2,755,422
Total additions	4,653,354
DEDUCTIONS:	
Deductions from net assets attributed to:	
Net depreciation in fair value of investments (Note 1 and 3)	(3,031,996)
Benefits paid to participants (Note 2)	(1,385,812)
Administrative expenses (Note 2)	(7,372)
Net transfers out	(59,657)
Total deductions	(4,484,837)
Net increase	168,517
NET ASSETS AVAILABLE FOR BENEFITS, Beginning of year	27,581,457
NET ASSETS AVAILABLE FOR BENEFITS, End of year	$27,749,974

The accompanying notes are an integral part of this statement.

Stolt-Nielsen Inc.
Retirement Savings Plan

Notes to Financial Statements
December 31, 2001 and 2000

1. PLAN DESCRIPTION

The following description of the Stolt-Nielsen Inc. Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General

The Plan is a defined contribution plan established by Stolt-Nielsen Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of all employees who have six consecutive months of service (no minimum number of hours of service are required). The Plan was established on January 1, 1993. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Fidelity Investments ("Fidelity"), trustee of the Plan, holds the Plan's investments and executes transactions therein.

Effective January 1, 2000, the Plan was amended to provide for a Company matching contribution equal to 100% of each participant's Tax-Deferred Contribution up to a maximum of 3% of eligible compensation, with a further match of 50% of Tax-Deferred Contributions for the next 2% of eligible compensation. These employer matching contributions will be 100% vested when made. The maximum deferral percentage was also increased from 10% to 15% of total compensation, limited by requirements of the IRC. Eligible employees can contribute an amount up to the maximum, but not less than 1%, of compensation as defined by the Plan.

Vesting

Effective January 1, 2000, participants are vested immediately in their contributions and any qualified Company match, as defined, when made, plus actual earnings thereon. Matching contributions made prior to January 1, 2000, and earnings thereon vest according to the following schedule:

Years of Service	% Vested
0	0%
1	33%
2	67%
3	100%

Forfeitures

At December 31, 2001 and 2000, forfeited nonvested accounts totaled approximately $9,600 and $8,500, respectively. These accounts will be used to reduce Company matching contributions. The amount of forfeited nonvested accounts used to reduce Company matching contributions, during 2001, totaled approximately $3,980.

Payment of Benefits

Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account by a lump-sum distribution, at the discretion of the retiree or beneficiary, as applicable. Participant withdrawals for hardship prior to termination of employment will be allowed, as defined, subject to a $1,000 minimum amount.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the Company's contribution, and the participant's contribution. Allocations of earnings are based on the allocation and performance of investments in the individual participant accounts, as defined.

Investment Options

Participants direct contributions, including Company matching contributions, into eight investment options in 1% increments. Participants may change their investment elections daily.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid through bi-weekly payroll deductions. As defined by the Plan, the borrowers' vested account balances are used as collateral on the participant loans.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investment Valuation

Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are reflected on a trade-date basis. Realized gain (loss) is calculated as sale proceeds less current market value at the beginning of the year or acquisition cost if acquired during the year. Unrealized appreciation (depreciation) is calculated as the current value of investments held at the end of the year less their current value at the beginning of the year or acquisition cost if the investment was acquired during the year.

The Plan provides for investments in various investment securities. Investment securities in general are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses

The Company pays all administrative expenses of the Plan, with the exception of loan maintenance and origination fees, which are paid by the applicable borrower. During 2001, the Company paid a total of $28,415 in administrative expenses on behalf of the Plan.

3. INVESTMENTS

The fair market value of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000 is as follows:

	2001	2000
Fidelity Magellan Fund	$10,249,693	$10,615,552
Fidelity Intermediate Bond Fund	1,701,631	1,226,693
Fidelity Balanced Fund	3,512,727	3,002,459
FMMT Retirement Government Money Market Fund	2,304,960	2,050,046
Spartan U.S. Equity Index	5,638,597	6,039,613
Fidelity OTC Portfolio	1,862,096	2,350,985

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(3,031,996) as follows:

Mutual funds	$(753,180)
Common and preferred stock	(2,279,732)
Corporate bond and U.S. Government securities	33,885
Employer stock and money market	(32,969)
	$(3,031,996)

4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 30, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

On October 31, 2001, the Company signed a Certification of Intent to Adopt Fidelity Prototype Plan (GUST Approved) ("the Certification"). The Certification provides that the Company intends to amend or restate the Plan in accordance with Fidelity's Prototype Plan.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

6. BENEFITS PAYABLE

As of December 31, 2001 and 2000, there were no benefit claims payable to withdrawing participants.

7. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. As Fidelity is the trustee, these transactions qualify as party-in-interest transactions, as defined by ERISA.

Stolt-Nielsen Inc. is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Stolt-Nielsen Inc. Stock Fund transactions qualify as party-in-interest transactions.

8. OTHER

There were no transactions during the year that exceeded 5% of the Plan's assets.

SCHEDULE I

Stolt-Nielsen Inc.
Retirement Savings Plan

Schedule of Assets (Held at End of Year)
As of December 31, 2001

Employer ID #13-1932470
Plan #002

Description of Investment	Current Value	Shares Held
*Fidelity Magellan Fund	$10,249,693	98,347
*Fidelity Intermediate Bond Fund	1,701,631	164,887
*Fidelity Balanced Fund	3,512,727	235,754
*FMMT Retirement Government Money Market	2,304,960	2,304,960
*Spartan U.S. Equity Index	5,638,597	138,745
*Fidelity OTC Portfolio	1,862,096	59,740
*Fidelity Overseas Fund	610,158	22,252
*Stolt-Nielsen Inc. Stock Fund	1,011,749	61,483
Participant Loans (117 loans, with interest rates ranging from 6.0 to 10.5% and maturities through May of 2011)	744,007	-
Total investments	$27,635,618	3,086,168

* Denotes a party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

Dated: June 5, 2002

STOLT-NIELSEN INC. RETIREMENT SAVINGS PLAN

Eileen M. Graham

Eileen M. Graham, Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Public Accountants
99.1	Temporary Note 3T to Article 3 of Regulation S-X

EXHIBIT 23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report dated May 29, 2002 relating to the financial statements of the Stolt-Nielsen Inc. Retirement Savings Plan included in this Form 11-K, into Stolt-Nielsen S.A.'s previously filed Registration Statement on Form S-8 dated November 24, 1999.

Arthur Andersen LLP

New York, New York
May 29, 2002

EXHIBIT 99.1

May 30, 2002

United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Temporary Note 3T to Article 3 of Regulation S-X

Ladies and Gentlemen:

The Plan Administrator has obtained representation from Arthur Andersen LLP, dated as of May 29, 2002 that states:

"We have audited the statements of net assets available for plan benefits of the Stolt-Nielsen Inc. Retirement Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended and have issued our report thereon dated May 29, 2002. We represent that this audit was subject to our quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen LLP personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen LLP to conduct the relevant portions of the audit."

STOLT-NIELSEN INC.
RETIREMENT SAVINGS PLAN

By: Eileen M. Graham

Eileen M. Graham, Plan Administrator